

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 5, 2010

Lisa McDermott
Chief Financial Officer
Pall Corporation
2200 Northern Boulevard
East Hills, NY 11548

>   **Re: Pall Corporation**
>   **Form 10-K for Fiscal Year Ended July 31, 2009**
>   **File No. 1-4311**

Dear Ms. McDermott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant